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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GLOBAL EMPLOYMENT HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
378971 10 5
(CUSIP Number)
Eric Allen
c/o Stratford Capital Partners, L.P.
200 Crescent Court, Suite 1600
Dallas, Texas 75201
(214) 740-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	378971 10 5

1	NAMES OF REPORTING PERSONS: Stratford Capital Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-0476592

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		579,141.28 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

579,141.28 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

579,141.28 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	As described in Item 3 below, in connection with a share purchase agreement between the issuer and equity holders of Global Employment Solutions, Inc., Stratford Capital Partners, L.P. and Stratford Equity Partners, L.P. (the “Stratford Record Holders”) acquired an aggregate 579,141.28 shares of common stock of Global Employment Holdings, Inc. These shares are held of record by the Stratford Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	378971 10 5

1	NAMES OF REPORTING PERSONS: Stratford Equity Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-666378

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		579,141.28 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

579,141.28 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

579,141.28 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	As described in Item 3 below, in connection with a share purchase agreement between the issuer and equity holders of Global Employment Solutions, Inc., Stratford Capital Partners, L.P. and Stratford Equity Partners, L.P. (the “Stratford Record Holders”) acquired an aggregate 579,141.28 shares of common stock of Global Employment Holdings, Inc. These shares are held of record by the Stratford Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	378971 10 5

1	NAMES OF REPORTING PERSONS: Stratford Capital G.P. Associates, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2606990

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		579,141.28 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

579,141.28 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

579,141.28 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	As described in Item 3 below, in connection with a share purchase agreement between the issuer and equity holders of Global Employment Solutions, Inc., Stratford Capital Partners, L.P. and Stratford Equity Partners, L.P. (the “Stratford Record Holders”) acquired an aggregate 579,141.28 shares of common stock of Global Employment Holdings, Inc. These shares are held of record by the Stratford Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	378971 10 5

1	NAMES OF REPORTING PERSONS: Stratford Capital Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2612425

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		579,141.28 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

579,141.28 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

579,141.28 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	As described in Item 3 below, in connection with a share purchase agreement between the issuer and equity holders of Global Employment Solutions, Inc., Stratford Capital Partners, L.P. and Stratford Equity Partners, L.P. (the “Stratford Record Holders”) acquired an aggregate 579,141.28 shares of common stock of Global Employment Holdings, Inc. These shares are held of record by the Stratford Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

Item 1. Security and Issuer
     The class of securities to which this Schedule 13D relates is common stock, par value $.0001 per share (“Common Stock”), of Global Employment Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9090 Ridgeline Boulevard, Suite 205, Littleton, Colorado 80129.
Item 2. Identity and Background
     (a) through (f)
     This Schedule 13D is filed jointly by Stratford Capital Partners, L.P., a Texas limited partnership (“Stratford Capital”); Stratford Equity Partners, L.P., a Texas limited partnership (“Stratford Equity”); Stratford Capital GP Associates, L.P, a Texas limited partnership and Stratford Capital’s and Stratford Equity’s general partner (“Capital GP”); and Stratford Capital Corporation, a Texas corporation and the general partner of Capital GP (“Stratford Corp.,” and together with Stratford Capital, Stratford Equity, and Capital GP, the “Filing Parties”).
     Stratford Capital was formed in 1995, and Stratford Equity was formed in 1996, as federal licensees under the Small Business Investment Act of 1958, to acquire, hold, vote, sell or otherwise dispose of direct or indirect debt and equity interests in qualified small businesses.
     On April 13, 1999, Stratford Capital acquired 499,999.5 shares of Series D Preferred Stock, par value $0.01 (“Series D Preferred Stock”) of Global Employment Solutions, Inc., a Colorado corporation (“Global Solutions”). On November 14, 2001, Stratford Capital acquired 791,000 shares of Series C Preferred Stock, par value of $0.01 of Global Solutions (“Series C Preferred Stock”). On July 29, 1998, September 11, 1998, and April 2, 1999, Stratford Equity acquired 1,499,998.5 shares, 1,729,000 shares, and 270,998 shares, respectively, of Series D Preferred Stock, for a total of 3,499,996.5 shares of Series D Preferred Stock. On November 14, 2001, Stratford Equity acquired 609,000 shares of Series C Preferred Stock. All such acquisitions by Stratford Capital and Stratford Equity were for cash or may have involved the exchange of existing securities positions in Global Solutions The source of cash invested in each instance for Stratford Capital and Stratford Equity was investment funds provided by their equity investors.
     Pursuant to a share purchase agreement effective March 31, 2006 between Global Employment Holdings, Inc. and equity holders of Global Solutions (the “Stock Purchase Agreement”), Stratford Capital acquired 169,810.09 shares, and Stratford Equity acquired 409,331.191 shares, of Common Stock, par value $0.0001, of Global Employment Holdings, Inc., in exchange for all of their securities of Global Solutions.
     The principal business of each of the other Filing Parties is as follows:
•	Capital GP is the general partner of Stratford Capital and Stratford Equity and in such capacity, controls the activities of Stratford; and

•	Stratford Corp. is the general partner of Capital GP and in such capacity, controls the activities of Capital GP.
     The business address of the Filing Parties is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of Stratford Corp. (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
     On April 13, 1999, Stratford Capital acquired 499,999.5 shares of Series D Preferred Stock, par value $0.01 (“Series D Preferred Stock”) of Global Employment Solutions, Inc., a Colorado corporation (“Global Solutions”). On November 14, 2001, Stratford Capital acquired 791,000 shares of Series C Preferred Stock, par value of $0.01 of Global Solutions (“Series C Preferred Stock”). On July 29, 1998, September 11, 1998, and April 2, 1999, Stratford Equity acquired 1,499,998.5 shares, 1,729,000 shares, and 270,998 shares, respectively, of Series D Preferred Stock, for a total of 3,499,996.5 shares of Series D Preferred Stock. On November 14, 2001, Stratford Equity acquired 609,000 shares of Series C Preferred Stock. All such acquisitions by Stratford Capital and Stratford Equity were for cash or may have involved the exchange of existing securities positions in Global Solutions The source of cash invested in each instance for Stratford Capital and Stratford Equity was investment funds provided by their equity investors.
     Pursuant to the Stock Purchase Agreement effective March 31, 2006 between Global Employment Holdings, Inc. and equity holders of Global Solutions, Stratford Capital acquired 169,810.09 shares, and Stratford Equity acquired 409,331.191 shares, of Common Stock, par value $0.0001, of Global Employment Holdings, Inc., in exchange for all of their securities of Global Solutions.
Item 4. Purpose of Transaction
     Pursuant to the Stock Purchase Agreement with Global Employment Holdings, Inc., Stratford Capital and Stratford Equity exchanged all of their shares of Global Solutions for shares of Common Stock of Global Employment Holdings, Inc., with Stratford Capital receiving 169,180.09 shares, and Stratford Equity receiving 409,331.191 shares, of Common Stock, par value $0.0001, of Global Employment Holdings, Inc. The Filing Parties have acquired the shares for investment purposes.
     The Filing Parties may make additional purchases of Common Stock either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     Stratford Capital is the record and beneficial owner of 169,810.09 shares of Common Stock of the Issuer, and Stratford Equity is the record and beneficial owner of 409,331.191 shares of Common Stock of the Issuer, which together constitutes 579,141.28 shares of Common Stock of Global Employment Holdings, Inc., which represents approximately 9.6% of the outstanding Common Stock of the Issuer, based on 6,030,928 shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2006. As a result of Capital GP being the general partner of Stratford Capital and Stratford Equity, and Stratford Corp. being the general partner of Capital GP, as described in Item 2, each Filing Party may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Stock held of record by the Stratford Record Holders.
     The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.
     Except as indicated in Item 4 above, this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule 1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Stock.
(c)	There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Filing Parties except for the acquisition of beneficial ownership of Common Stock being reported on this Schedule 13D.

(d)	No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock owned of record by Stratford.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to Be Filed as Exhibits
     Exhibit A          Joint Filing Agreement.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: August 31, 2006

STRATFORD CAPITAL PARTNERS, L.P.

By:	Stratford Capital GP Associates, L.P., its general partner

	By:	Stratford Capital Corporation, its general partner

		By:	/s/ ERIC ALLEN

Eric Allen, General Counsel

STRATFORD EQUITY PARTNERS, L.P.

By:	Stratford Capital GP Associates, L.P., its general partner

	By:	Stratford Capital Corporation, its general partner

		By:	/s/ ERIC ALLEN

Eric Allen, General Counsel

STRATFORD CAPITAL GP ASSOCIATES, L.P.

By:	Stratford Capital Corporation, its general partner

	By:	/s/ ERIC ALLEN

Eric Allen, General Counsel

STRATFORD CAPITAL CORPORATION

By:	/s/ ERIC ALLEN

Eric Allen, General Counsel

S-1

SCHEDULE I
General Partners, Executive Officers, Managers and Board of Directors
Stratford Capital Corporation

Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
John R. Muse	Director	-0-

Jack D. Furst	Director, Vice President	-0-

David W. Knickel	Vice President and Chief Financial Officer	-0-

Eric Allen	General Counsel and Secretary	-0-

William G. Neisel	Assistant Treasurer and Compliance Officer	-0-

Linda R. Thompson	Fund Controller	-0-
     Each of the above listed officers is a United States citizen.
     The principal business address for each of the persons listed above is c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
     As Stratford Capital Corporation is the General Partner of Stratford Capital GP Associates, L.P., which in turn is the General Partner of Stratford Capital Partners, L.P. and Stratford Equity Partners, L.P., the Executive Officers, Managers and Board of Directors are the same for each of the Filing Parties.
Schedule I

JOINT FILING STATEMENT EXHIBIT A
     Each of the undersigned agrees that (i) the statement on Schedule 13D relating to the Common Stock of Global Employment Holdings, Inc. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 to apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

STRATFORD CAPITAL PARTNERS, L.P.

By:	Stratford Capital GP Associates, L.P., its general partner

	By:	Stratford Capital Corporation, its general partner

		By:	/s/ ERIC ALLEN

Eric Allen, General Counsel

STRATFORD EQUITY PARTNERS, L.P.

By:	Stratford Capital GP Associates, L.P., its general partner

	By:	Stratford Capital Corporation, its general partner

		By:	/s/ ERIC ALLEN

Eric Allen, General Counsel

STRATFORD CAPITAL GP ASSOCIATES, L.P.

By:	Stratford Capital Corporation, its general partner

	By:	/s/ ERIC ALLEN

Eric Allen, General Counsel

STRATFORD CAPITAL CORPORATION

By:	/s/ ERIC ALLEN

Eric Allen, General Counsel
Exhibit A-1